

July 1, 2016

Writer's Direct Dial: (5411 4346-5006)
E-mail: lmontero@edenor.com

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

> **Re: Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed May 12, 2015**
> **File No. 1-33422**

Dear Ms. Thompson,

On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (the "Company"), we are writing to respond to the comments set forth in the letter of the staff (the "Staff") of the Securities and Exchange Commission dated June 24, 2016, related to the above-referenced Form 20-F.

For convenience, we have reproduced below in italics the Staff's comments and have provided the Company's responses immediately below those comments.

2. Regulatory Framework

VII. C Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. *We note your responses to comments 1-6. Additionally, we have read the overview you provided with respect to the loans for consumption program with CAMMESA filed on April 20, 2016. After reviewing all information provided to us, we do not concur that the cash flows associated with the loans should be classified within operating activities on your consolidated statements of cash flows. In reaching our conclusion, we note that the CAMMESA transactions represent loans, in legal form, and include traditional financing terms, such as interest and a repayment schedule to be established by the Secretary of Energy. Although we note you anticipate that the loans may be forgiven, such scenario is based on a favorable outcome related to the ongoing tariff review process, which is a contingent event not within your control. Prior to restating your financial statements, provide us with an explanation and quantification of the specific adjustments you intend to make and, in doing so, ensure that you appropriately identify all applicable non-cash transactions.*

    The Company acknowledges the Staff's conclusion on this matter. Enclosed below is a detailed explanation and quantification of the specific adjustments the Company intends to make for 2015 and 2014:

    The effects on the cash flows for the years ended on December 31, 2015 and 2014 would be as follows:

1



(All amounts in thousands of peşos)	2015 (as reported)		2015 (adjustment)		2015 (revised)
Cash flow from operating activities	3,217,011		(214,894)	**(1)**	3,002,117
Cash flow from financing activities	(172,923)		214,894	**(1)**	41,971
Non-cash transactions					
Amounts received from CAMMESA through FOCEDE	-		723,616	**(2)**	723,616
Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary cost (SE Res. No. 32/15)	(495,516)	**(3)**	-		(495,516)

(All amounts in thousands of pesos)	2014 (as reported)		2014 (adjustment)		2014 (revised)
Cash flow from operating activities	1,547,990		(380,622)	**(4)**	1,167,638
Cash flow from financing activities	(155,675)		380,622	**(4)**	224,947
Non-cash transactions					
Amounts received from CAMMESA through FOCEDE	-		100,000	**(2)**	100,000

(1)   Corresponds to loans for salaries and were disclosed in the statement of cash flows under the heading "Increase in account payable and loans (MUTUUM) with CAMMESA in distribution".

(2)   Corresponds to loans for investments.

(3)   Corresponds to the grant received under SE Resolution No. 32/15, issued on March 11, 2015 establishing the offsetting of the CAMMESA loans for salaries (2014 and 2015) with this grant.

(4)   Ps. 280,622 and Ps. 100,000 corresponds to loans for salaries and investments, respectively

The Company has evaluated the materiality of this adjustment in its previously-issued financial statements, and concluded that, as the previously-issued financial statements are not materially misstated, the error may be corrected prospectively.

A materiality analysis requires significant professional judgment. In reaching our conclusion, the Company considered all relevant qualitative and quantitative factors.

The detailed SAB 99 materiality analysis, as well as the proposed disclosure in the 2016 financial statements are included as attachments to this letter. In addition, to the extent the Company conducts any registered securities offerings prior to the issuance of the 2016 financial statements, the Company will include similar disclosure relating to the revision of its financial statements in the registration statement and the prospectus contained therein.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

2



Any questions relating to this response letter should be directed to me at 5411 4346-5006 and to my colleague, Verónica Gysin, at 5411 4346-5231. We can both be reached by facsimile at 5411 4346-5400.

Sincerely,

/s/ Leandro Montero

3

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

Materiality Judgments: SAB 99 Memo - Presentation of loans with CAMMESA in the statement of cash flows

When errors in previously issued financial statements are identified, they must be assessed to determine whether the affected financial statements are materially misstated. SEC Staff Accounting Bulletin ("SAB") No. 108 provides guidance on the process of quantifying errors in financial statements. SEC Staff Accounting Bulletin ("SAB") No. 99, *Materiality,* provides guidance to consider when evaluating materiality.

If the previously-issued financial statements are materially misstated, they should be corrected promptly. For a public company, the correction of a material misstatement is ordinarily accomplished by amending prior filings (e.g., filing Form 20-F/A).

If the previously-issued financial statements are not materially misstated, then the error may be corrected prospectively, by revising the misstated financial statements' figures the next time they are filed.

This memo analyses the materiality of the error in the classification of the loans from CAMMESA in the statement of cash flows.

Evaluating the Error

The following sections describe the components considered in our SAB 99 analysis.

1. Summary of Issue

The Company identified an error in its 2015 and 2014 financial statements. This error was identified from the discussions with the Staff of the U.S. Securities and Exchange Commission regarding the Staff's comments relating to the presentation in the statement of cash flows of Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor" or the "Company") of the financial assistance granted by the Argentine Government to Edenor during 2014 and 2015, through various loan agreements for the consumption and assignment of secured receivables, in order to pay higher salary costs and also to cover the insufficiency of the funds deriving from the FOCEDE (the "loans for investments and salaries" or the "transactions"), as explained in note 2.C.VIII to the financial statements of the Company for the year ended December 31, 2015 (the "Financial Statements").

As a result of these discussions, the Company has assessed in this Memorandum the impact of changing the presentation of the cash inflows related to these agreements, by placing more relevance in the fact that these agreements were instrumented as loans and not in the underlying reasons for the Argentine Government to arrange these agreements, which was to provide an alternative cash inflows in the lack of increases in tariffs and review of the concession contract for the last 15 years.

It is important to note that there was a full, transparent and detailed disclosure of these items within the financial statements in Note 2.C.VIII to 2015 Financial Statements; the amounts related to transactions with CAMMESA were separately disclosed within the statement of cash flows after a subtotal in operating activities; and these transactions have been informed to the public in several press releases (See for example Edenor press releases dated: August 8, 2014 / November 17, 2014 / March 12, 2015 / May 12, 2015 / November 11, 2015; and 6Ks dated June 2, 2014 and October 21, 2014). Therefore, analysts and other users of the financial statements has all the relevant information to assess the impact of these transactions.

Additionally, as explained in further detail below, we understand that users do not rely directly on any of the measures impacted by this misstatement, but they look to the nature of the cash flows and other information disclosed in the financial statements to make any investment decisions. .

The effects on the cash flows for the years ended December 31, 2015 and 2014 of the revision would be as follows:

(All amounts in thousands of pesos)	2015 (as reported)		2015 (adjustment)		2015 (revised)
Cash flow from operating activities	3,217,011		(214,894)	**(1)**	3,002,117
Cash flow from financing activities	(172,923)		214,894	**(1)**	41,971
Non cash transactions					
Amounts received from CAMMESA through FOCEDE	-		723,616	**(2)**	723,616
Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary cost (SE Res. No. 32/15)	(495,516)	**(3)**	-		(495,516)

(All amounts in thousands of pesos)	2014 (as reported)		2014 (adjustment)		2014 (revised)
Cash flow from operating activities	1,547,990		(380,622)	**(4)**	1,167,638
Cash flow from financing activities	(155,675)		380,622	**(4)**	224,947
Non cash transactions					
Amounts received from CAMMESA through FOCEDE	-		100,000	**(2)**	100,000

(1) Corresponds to loans for salaries and that were disclosed in the statement of cash flows under the heading "Increase in account payable and loans (MUTUUM) with CAMMESA in distribution". See Note 2.C.VIII to the Financial Statements

(2) Corresponds to loans for investments. See Note 2.C.VIII to the Financial Statements

(3) Corresponds to the grant received under SE Resolution No. 32/15, issued on March 11, 2015 establishing the offsetting of the CAMMESA loans for salaries (2014 and 2015) with this grant. See Note 2.C.IX to the Financial Statements

(4) Ps. 280,622 and Ps. 100,000 corresponds to loans for salaries and investments,

There are no impacts in the consolidated statements of financial position, comprehensive income or equity, or in the basic and diluted earnings per share for profit attributable to the owners of the parent.

Furthermore, of the amounts presented in the table above, Ps. 215 million and Ps. 281 million in 2015 and 2014, respectively, did not result in future cash outflows, as they were offset with the grant received under Resolution No. 32/15, and disclosed as a non-cash transactions under the "Decrease from offsetting liability with CAMMESA form loans for consumption (mutuums) granted for higher salary cost (SE Res. No. 32/15)" heading in the supplementary disclosures to the statement of cash flows for the year ended December 31, 2015. The explanation of this grant and amounts involved is included in notes 2.C.VIII and 2.C.IX to the 2015 Financial Statements.

Investors / analysts / users view

Cash flow from financing activities is not a relevant measure that is usually relied upon by investors / analysts / users.

The Company evaluated the information used by investors / analysts, as well as the level of information provided by the Company and concluded that:

- Total operating cash flows is not a measure used to evaluate the company's value
- Total financing cash flows is not a measure used to evaluate the company's value
- Movements in the debt with CAMMESA is relevant for investors and was identified and evaluated separately by the users from the information provided by the Company in its financial statements and earnings releases.

In making this assessment, the Company considered:

a) Yahoo Finance website: only sets expectations for earnings, revenue, EPS and growth. No expectation is set for operating and/or total cash flows.

b) Raymond James LatAm Research for "Energy, Electric Utilities, Gas Utility", published on December 9, 2015.

This report covers both Pampa Energía and Edenor. Cash flow information in the report does not consider information from the Company's financial statements, but it is built by the researcher considering EBITDA, CAPEX, Working Capital, Taxes, Net interest expense (see pages 10, 12 and 20 of the referred report). It is worth noting that the researcher identified and considered separately in their analysis the loans with CAMMESA (see pages 10 and 12). Furthermore, the researcher stated in page 11 that, in performing their fair valuation, "It should be highlighted that we are not including commercial or capex-related debt with CAMMESA in our debt adjustment, as we believe that this should be part of the ITR (integral tariff revision) and not repaid by EDN." This demonstrates not only that information provided by the Company in its financial statements was clear enough to allow users a proper understanding of the nature and impact of these transactions, but also that the market's assessment on the settlement of these loans was consistent with that of the Company.

c) Puente Hermanos Equity Research on Argentine Utilities published on April 20th, 2015.

There is no reference to operating, financing and/or total cash flows in the analysis made by the researcher. Also, commercial payables and loans from CAMMESA are identified and evaluated separately in the report (see pages 1, 2, 5, 6, 8, 9). Projected cash flow information is not based on the historical financial statements information, but on estimates made by the researcher. Furthermore, the researcher specifically addressed cash flows from CAMMESA in the projected cash flows, stating that "Under this scenario, we expect that CAMMESA will no longer fund the company's operations starting in 2017." Therefore, we understand that information included in the financial statements does not lead to a misinterpretation of the Company's business and figures, as the changes in the classification of cash flows do not impact any relevant measures considered by users, and relevant information is separately disclosed in the financial statements to allow users to identify and evaluate it.

d) Earnings releases

In each earnings releases, Edenor provided separate prominent information about these transactions (See for example Edenor press releases dated: August 8, 2014 / November 17, 2014 / March 12, 2015 / May 12, 2015 / November 11, 2015; and 6Ks dated June 2, 2014 and October 21, 2014).

To conclude, we understand that information included in the financial statements does not lead to a misinterpretation of the Company's business and figures, as the changes in the classification of cash flows do not impact any relevant measures considered by users, and relevant information is separately disclosed in the financial statements to allow users to identify and evaluate it.

2. **Quantitative Effects on Prior Periods**

SAB 99 recognizes that the starting point for assessing materiality is the quantitative effect of misstatements on the financial statements, but emphasizes that misstatements are not immaterial simply because they may fall below certain thresholds. In other circumstances, qualitative considerations may suggest that quantitative errors in excess of traditional materiality benchmarks are not material. SAB 99 requires a thorough consideration of quantitative and qualitative factors as well.

The Company considered the following in its quantitative analysis:

1. All significant financial statement line items reported by the company presented on an "as reported" basis and as adjusted (as if all affected periods were revised) for the effects of the misstatements (individually and in the aggregate) for the five most recently completed fiscal years, as applicable, considering both the Peso amount and percentage impact.

    The misstatement only affects the totals for 2015 and 2014 of operating and financing activities in the statement of cash flows, and the additional disclosure of non-cash financing transactions, as detailed in the table below. The transactions were limited to 2015 and 2014, during which funds from the Argentine Government were received in the form of "loans for investments and salaries".

(All amounts in millions of Pesos)	2015	% of adjustment over corresponding totals	2014	% of adjustment over corresponding totals
Misstatement	215		381	
Operating cash flow	3,217	7%	1,548	25%
Financing cash flow	(173)	124%	(156)	244%
Benchmark *	130	>	86	>

*We have considered a materiality threshold or "rule of thumb" benchmark that served as the starting point for the analysis. In this situation, we have considered 1% of total assets as a proxy to overall materiality.

    Information allowing users to understand the effect of these transactions was already available in the statement of cash flows and the notes to the Financial Statements. There are no impacts in the consolidated statements of financial position, comprehensive income or equity, or in the basic and diluted earnings per share for profit attributable to the owners of the parent.

Of the amounts presented in the table above, $ 215 million and $ 281 million in 2015 and 2014, respectively, did not result in future cash outflows, as they were offset with the grant received under Resolution No. 32/15, and disclosed as a non-cash transactions under the "Decrease from offsetting liability with CAMMESA form loans for consumption (mutuums) granted for higher salary cost (SE Res. No. 32/15)" heading in the supplementary disclosures to the statement of cash flows for the year ended December 31, 2015.

The increase in the balances of the loans with CAMMESA for funds received by the FOCEDE will now be presented as non-cash financing transactions in the supplementary disclosures to the statement of cash flows and were previously disclosed within operating activities, with no impact in total operating cash flows.

When the Company and other users analyze the operating cash flows, they consider separately the effects of transactions with CAMMESA. In fact, there is a subtotal within operating cash flows, showing separately the mentioned effect that shows the separate consideration that is given to such transactions.

The Company does not focus on cash flows from financing activities, because considering the situation the Company was facing and which was disclosed in Note 42.2 to the 2015 Financial Statements (Economic and Financial Situation of Distribution Segment), the Company did not have access to financial markets. It can be also noted that financial analysts considered this information as explained in further detail above.

2. The same information for all quarters in the two most recently completed fiscal years and any interim periods of the current fiscal year.

Not applicable as the annual report on Form 20-F is only presented at year end. Furthermore, as this change is related to a specific non-recurring transaction, it does not affect the seasonality of the operations.

3. A summary of segment disclosures impacted by the misstatements for the three most recent annual periods, quarterly periods in the two most recent fiscal years and interim periods of the current fiscal year.

Not applicable. No impact in segment disclosures.

4. A summary of other quantitative footnote disclosures affected by the misstatements.

There are no other footnotes or notes affected, other than the supplementary disclosures of non-cash financing items as detailed in the table above.

5. A summary of any publicly-disseminated key performance indicators (GAAP or non-GAAP) affected by the misstatements, regardless of whether such amounts are presented in filings with the SEC (e.g., financial loan covenants, alternative GAAP displays routinely presented in earnings releases, etc.)

There is no impact in any publicly disseminated KPI. Operating and financing cash flows are not relevant measures for the Company. And there are no KPIs calculated on the basis of these measures. In this specific situation, there was sufficient information presented separately in the statement of cash flows and in the notes to the Financial Statements that would allow any users to understand the nature and extent of these transactions with CAMMESA and their impact in the statement of cash flows. Furthermore, this level of information is consistent with other documents of the Company, such as Edenor earnings releases, where loans from CAMMESA are prominently disclosed.

The reclassification under assessment is above the materiality threshold.

From a quantitative perspective, we also considered:

- Unrecorded amounts: Amounts involved are detailed in the table at the beginning of the analysis. No other unrecorded amounts were identified prior to the discussions with the Staff.

- Amounts reported in previously issued financial statements as out of period: N/A. The company did not account for any out of period adjustment related to this matter.

- Amounts reported in the correct annual, but incorrect quarterly period: N/A. There was no change in the presentation of these transactions from quarterly to annual financial statements.

The allocation of errors to affected reporting periods should be based upon the period(s) in which each error originated, such that the total of all periodic amounts equals the cumulative impact of each error as of the most recent balance sheet date covered by the analysis. There is no period allocation error. The amount for each year (2015 and 2014) is not an estimate.

Unless considered inconsequential, there is an expectation that previously identified, but unrecorded errors to be recorded in connection with a subsequent revision to correct an error in the financial statements for the period(s) to which the errors related. The error under analysis was not previously identified but not corrected. The issue arose after the issuance of the financial statements from discussions with the Staff. The Company believes that, as the amounts are not inconsequential (errors are above Overall Materiality), they should be re-presented in the accounting periods in which the errors were identified.

3.   **Analysis of Qualitative Considerations**

As noted above, SAB 99 recognizes that misstatements are not immaterial simply because they may fall below certain quantitative thresholds. Qualitative factors may be present that render otherwise insignificant quantitative effects material in the circumstances. In other circumstances, qualitative considerations may suggest that quantitative errors in excess of traditional materiality benchmarks are not material. Accordingly, quantitative and qualitative factors should be viewed in combination in assessing materiality.

SAB 99 provides a list of qualitative materiality considerations that should be addressed in completing the materiality analysis:

- *Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.* A misstatement that arises from an item capable of precise measurement results in a "negative" qualitative consideration. The items are capable of being measured with accuracy. Also, we assessed this as a classification error, and not a measurement error.

- *Whether the misstatement masks a change in earnings or other trends.* Comments regarding trends should be linked to the underlying quantitative analysis. In performing this analysis, we compared trends on an annual and quarterly basis. The misstatement does not mask a change in earnings or other trends. See table above. It does not change negatives into positives, nor vice versa, except for financing activities. However, we consider that these measures are not relevant for the users of the financial statements, as explained above. There are no impacts in the consolidated statements of financial position, comprehensive income or equity, or in the basic and diluted earnings per share for profit attributable to the owners of the parent. It is important to note that the transaction has been separately disclosed within operating activities and explained in detail in the notes to the Financial Statements. Therefore, the information is fully and transparently disclosed in the financial statements in order to avoid any mask of earnings and trends.

- *Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.* The misstatement does not hide a failure to meet analysts' expectations for the Company. We are not aware of any analysts' consensus expectation for operating and/or financing cash flows. See our analysis on the impact for investors / analysts above. Additionally, amounts corresponding to the loan for salaries (Ps. 215 million and Ps. 281 million in 2015 and 2014, respectively) did not result in future cash outflows as they have been offset through the grant received under Resolution No. 32/15, issued on March 11, 2015. This resolution was already effective at the time the 2014 20-F was filed with the SEC and was disclosed in the notes 2.C.VIII and 2.C.IX to the Financial Statements. Therefore, information related to the fact that these amounts were not going to be repaid and, as expected from the time that the transactions were negotiated, the balances of these loans were to be considered as an advance payment in the renegotiation of the concession contract, was prominently disclosed in the notes to the Financial Statements to avoid hiding any relevant information for analysts and other users.
  There are no impacts in the consolidated statements of financial position, comprehensive income or equity, or in the basic and diluted earnings per share for profit attributable to the owners of the parent.

- *Whether the misstatement changes a loss into income or vice versa. This should be analyzed for all years and quarters affected.* The misstatement does not change a loss into income or vice versa. Not Applicable. The misstatement does not affect amounts in the consolidated statement of comprehensive income.

- *Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.* The misstatement does not affect business segment information.

- *Whether the misstatement affects the registrant's compliance with regulatory requirements.* The misstatement does not affect any regulatory requirement.

- *Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.* The misstatement does not affect any compliance with loan covenants or any other contractual requirements.

- *Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.* N/A. The misstatement does not affect management's compensation

- *Whether the misstatement involves concealment of an unlawful transaction.* N/A. The misstatement does not involve concealment of an unlawful transaction.

The error was analyzed in light of the total mix of information. The additional qualitative factors were considered when evaluating whether a large error is immaterial:

- The misstatement does not impact any measure utilized by investors; See above analysis on analysts' consensus expectations and reliance from users in operating cash flows of a non-recurring nature to make projections. This misstatement impacts cash flows from operating and financing activities. We consider that investors did not place any reliance on these subtotals without looking at additional information, which is properly disclosed in the statement of cash flows and the notes to the Financial Statements: separate presentation of the transactions in the statement of cash flows after a sub-total within operating activities cash flows, non-recurring nature of the loans, grant received to offset the salaries' loan, etc.
- The misstatement only impacts two periods and does not signal any negative ongoing trends; The misstatement impacts two periods, as the loans were granted from the end of 2014 until 2015 and discontinued from 2016. Nevertheless, there is no discussion or error in the allocation of the amounts to any periods. Also, we do not believe that the misstatement signals any negative ongoing trends, as these transaction corresponds to non-routine, ad-hoc and complex agreements between the Company and the Argentine Government.
- The misstatement impacts a financial statement line item subject to significant judgment or estimation; The items are capable of being measured with accuracy. The amounts of operating or financing activities are not typically subject to estimation.
- the effects of seasonality on quarterly results of operations; No impact on results.
- market price reaction to the potential restatement The Company understands that there would be no market price reaction, as investors/analysts/users do not rely on the impacted measures for their analysis, as previously explained; and
- the impacts of the misstatements to the financial statements "taken as a whole". The misstatement does not have a pervasive effect on the Financial Statements taken as a whole. Additionally, as transactions are properly disclosed within the financial statements, users can identify and assess the impact.

Impact on internal controls over financial reporting

We have controls and procedures that assure that the Company evaluates, analyze and applies accounting standards for presentation and disclosure appropriately. Notwithstanding that, the control in the period end financial reporting process that ensures proper interpretation of the presentation and classification accounting standards for ad-hoc, unique complex transactions failed. However, considering qualitative factors detailed in this Memorandum as well as the specific disclosures included in the financial statements of the corresponding periods, the Company has concluded that this deficiency could not result in a material misstatement to the Financial Statements taken as whole, and accordingly it is not a material weakness.

4. **Overall Conclusion**

Based on the analysis performed and documented above, we believe that the misclassification of the amounts in the statement of cash flows is not material to the financial statements taken as a whole, after considering both quantitative and qualitative measures. Accordingly, the previously-issued financial statements may continue to be relied-upon. Nevertheless, as the required change impacted specifically the statements of cash flows for 2015 and 2014, the Company believed the correction of this error cannot be done as an "out-of-period" adjustment in the 2016 statement of cash flows. Therefore, the previously-issued financial statements should be revised the next time they are filed (i.e. with the filing of the 2016 financial statements).

Our conclusion was based on the following factors:
- Proper and specific disclosure of the transaction was included in the financial statements.
- No impact in trends, analysis, KPIs, etc.
- A significant portion of the amounts involved (loan for salaries) will not lead to a cash outflow as they were offset with a grant, which was properly disclosed in the financial statements.
- There are no impacts in the consolidated statements of financial position, comprehensive income, or equity, nor in the basic and diluted earnings per share for profit attributable to the owners of the parent. Therefore, the change would not result in a material misstatement of the estimated income/loss for the current year (as it does not affect the consolidated statement of comprehensive income)
- The misstatement was not intentional, did not arise from an estimate, did not mask a change in trends, did not hide a failure to meet analysts' consensus expectations, among other reasons described above.
- The misstatement does not affect current or future periods, as it is related to specific transactions in 2015 and 2014.